April 21, 2008

Michael R. Hough
Chairman and Chief Executive Officer
Hatteras Financial Corp.
3288 Robinhood Road, Suite 100
Winston Salem, North Carolina 27106

> **Re:** **Hatteras Financial Corp.**
> **Registration Statement on Form S-11/A2**
> **Filed April 14, 2008**
> **File No. 333-149314**

Dear Mr. Hough:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements and Notes

General

1.   We note interim financial information as of and for the three months ended March 31, 2008 is labeled "Un-audited" on the face of your financial statements. Within your note disclosures, please also revise to label any interim financial information as of and for the three months ended March 31, 2008 as un-audited.

Note 2 – Summary of Significant Accounting Policies

Interim Financial Information

2.   Please include a note disclosure to state that in the opinion of management the un-audited interim financial statements reflect all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should also be made. Refer to Rule 10-01(b)(8) of Regulation S-X.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Accountant, at 202-551-3439 or Linda Van Doorn, Senior Assistant Chief Accountant, at 202-5513498 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jeffrey M. Sullivan (*via facsimile*)